Luby’s Restaurants Limited Partnership

13111 NW Freeway

Suite 600

Houston, Texas 77040

(713)329-6800

www.lubys.com

May 17, 2010

Via UPS Overnight and Via Facsimile

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:	Linda Cvrkel
Branch Chief

Ladies and Gentlemen:

Set forth below is the response of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 26, 2009, and related matters contained in a letter from the Staff to Mr. Christopher J. Pappas, Chief Executive Officer of the Company, dated May 3, 2010.

Annual Report on Form 10-K for the Fiscal Year Ended August 26, 2009

Critical Accounting Policies – Impairment of Long-Lived Assets, page 31

1.	We note the response to our previous comment 2 and your proposed revisions in disclosures. We also note that one of your monitoring tools is a rolling 3 year cash flow model but generally a property improves or you close the property before it generates 3 years of negative cash flows. Therefore, you propose to delete the specific reference to three or more years of negative cash flows in future filings.

However, as negative cash flows is still an indicator of impairment on your long-lived assets, we believe that the additional tabular disclosures as presented in our previous comment would still provide very useful, relevant and informative data in assisting investors in their analysis. In this regard, as negative cash flow is an indicator of impairment, we believe the first table, (1st column) can be modified to include # of restaurants with negative cash flows, rather than three years of negative cash flows. Therefore, your beginning balance would reflect the number of restaurants that had

Letter to United States Securities and Exchange Commission

May 17, 2010

negative cash flows at the end of the prior year and any additions and deletions during the year would represent restaurants that incurred negative cash flows for that year with restaurants that no longer had negative cash flows for that year. You can also expand and modify the tables to separately include information on restaurants sold or closed (with its related impairment charges recognized) during each fiscal year, as appropriately considered useful and relevant. Please consider and expand your disclosures accordingly.

RESPONSE: In its future filings, Luby’s will add the total number of properties where an impairment is reasonably possible over the next 12 months to the disclosure of the net carrying value of those properties at risk for future impairment. Although Luby’s recognizes the need to provide investors with useful and relevant information, we believe a table of properties with negative cash flows, as a means of indicating impairment of such assets, could be misleading to the users of the financial statements.

Including a disclosure in a tabular format of a roll forward of locations that have negative cash flows would place too much emphasis on only one factor used in determining the timing and amount of impairment. Numerous other factors are considered in determining whether an impairment charge should be recorded and when it should be recorded. Following are a few examples of why we believe disclosing locations with negative cash flows could be misleading to the users of the financial statements:

1. A location may have negative cash flows and therefore would be included in this table but the location may have a net book value below market value and not require an impairment.

2. A recently opened restaurant may have negative cash flows in the first few periods of operation due to first year opening, marketing and other costs, but is expected to generate long term, future, positive cash flows. Counting these types of locations in this table could mislead a reader attempting to analyze potential impairment charges.

3. A location may not have negative cash flows for the last 12 months, thus not counted in the table, yet it may still be considered for impairment due to many other factors considered in evaluating the location for impairment, including future capital expenditures and changing demographics and economic conditions in the surrounding area.

4. A location may have negative cash flows only due to non-recurring losses like store closure as a result of weather conditions or loss of power, thus counted in the table, but not considered an impairment risk. For example, after Hurricane Ike struck southeast Texas in September 2008, over 40 Luby’s locations in the Houston area were closed over varying lengths of time, negatively impacting restaurant sales by approximately 273 days in the aggregate when some of our locations were unable to open due to storm damage or loss of power.

5. A location may be counted in the table with only marginally negative cash flow, largely due to a new, inexperienced general manager causing lower margins over past periods, but future margins are expected to improve as the manager gains experience and masters cost control procedures going forward.

Therefore, we believe that disclosing the net carrying value of long-lived assets and the number of locations included in the amount management considers higher risk for a potential impairment charge is sufficient for a user of the financial statements to understand the risks of impairment over the next 12 months. However, as facts and circumstances change, we will consider the need to revise our disclosure in future filings so we continue to provide relevant and useful information to the users of the financial statements. We believe our response dated April 13, 2010 as it relates to Critical Accounting Policies – Impairment of Long-Lived Assets, page 31, proposed to provide useful, relevant and informative data in assisting investors in their analysis.

Letter to United States Securities and Exchange Commission

May 17, 2010

Our previously suggested disclosure would provide the reader with the following factors considered by management in evaluating assets for impairment:

1. Historical cash flows

2. Historical cash flows comparisons to other units

3. Lease terms

4. Condition of the assets

5. Relative need for capital expenditures or repairs

6. Construction, economic and market conditions surrounding the location

7. Future cash flow estimation

8. Assumed operating conditions

9. Changes in working capital

10. Growth rate

11. Anticipated net proceeds

12. Estimated time span for cash flows

13. Sensitivity of assumptions

14. Relative risk of unanticipated results impacting assumptions and estimates made

15. The net carrying value of assets held for use where an impairment charge over the next 12 months is reasonably possible

16. The number of properties held for use where an impairment charge over the next 12 months is reasonably possible

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do no foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ K. Scott Gray
K. Scott Gray Senior Vice President and Chief Financial Officer